UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

CIIG Merger Corp.
(Name of Issuer)

Units (IPO) separate into common shares and warrants within 52 days of issue
(Title of Class of Securities)

12559C202
(CUSIP Number)

Trade Date:  12/13/2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[_]  Rule 13d-1(b)

	[x]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G

CUSIP No.  12559C202

1
Names of Reporting Persons

ACM Alamosa (Cayman) Holdco LP

2
Check the appropriate box if a member of a Group
(see instructions)

(a)  [ ]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each
Reporting Person With:

5
  Sole Voting Power


  1,940,625

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  1,940,625

8
  Shared Dispositive Power


  0

9
Aggregate Amount Beneficially Owned by Each
Reporting Person

1,940,625

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]

11
Percent of class represented by amount in row (9)

7.50%

12
Type of Reporting Person (See Instructions)

PN



Item 1.
(a)	Name of Issuer: CIIG Merger  Corp.

(b)	Address of Issuers Principal Executive Offices:
       40 West 57th Street, Floor 29,New York, NY 10019

Item 2.
(a)	Name of Person Filing: ACM Alamosa (Cayman) Holdco LP

(b)	Address of Principal Business Office or, if
None, Residence: 780 Third Ave, 27th Floor, New York NY 10017

(c)	Citizenship: Cayman Islands

(d)	Title and Class of Securities:  CIIG Merger
Corp., Primary (IPO) Equity, common shares; will separate into common shares and warrants in a ratio of 1 common share per unit and 0.5 warrants per unit within 52 days of issue

(e)	CUSIP No.:
Item 3. 	If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c), check
whether the person filing is a:
(a)	[_]	Broker or dealer registered under
Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of
the Act;
(c)	[_]	Insurance company as defined in
Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under
Section 8 of the Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance
with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment
fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control
person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in
Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from
the definition of an investment company under
section 3(c)(14) of the Investment Company Act of
1940;
(j)	[_]	A non-U.S. institution in accordance
with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule
240.13d-1(b)(1)(ii)(K). If filing as a non-U.S.
institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:


Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 7.50%
 (b)	Percent of Class:    7.50%
 (c)	Number of shares as to which such person
has:
	(i)	Sole power to vote or to direct the vote:
	        1,940,625
	(ii)	Shared power to vote or to direct the vote:
	        0
        (iii)	Sole power to dispose or to direct the
		disposition of:    1,940,625
        (iv)	Shared power to dispose or to direct the
		disposition of:     0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the
fact that as of the date hereof the reporting
person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on
Behalf of Another Person.
	Not applicable

Item 7.	Identification and classification of
the subsidiary which acquired the security being reported on by the parent holding company or control person.
	Not applicable

Item 8.	Identification and classification of members of the group.
	Not applicable

Item 9.	Notice of Dissolution of Group.
	Not applicable

Item 10. Certifications.


SIGNATURE
After reasonable inquiry and to the best of my
knowledge and belief, I certify that the
information set forth in this
statement is true, complete and correct.
Dated:    December 20, 2019

ACM Alamosa (Cayman) Holdco LP

By:    Drew C. Phillips
       Name:  Drew C. Phillips
       Title:   Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001).